UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities and Exchange Act of 1934
Date of Report (Date of earliest event reported): November 12, 2019 (November 10, 2019)

FOAMIX PHARMACEUTICALS LTD.
(Translation of registrant's name into English)

Israel (State or other jurisdiction of incorporation)	001-36621 (Commission File Number)	N/A (IRS Employer Identification No.)

2 Holzman Street, Weizmann Science Park Rehovot, Israel (Address of principal executive offices)		7670402 (Zip Code)

+972-8-9316233 (Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s):	Name of Each Exchange on Which Registered:
Ordinary shares, par value NIS 0.16 per share	FOMX	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.  Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On November 10, 2019, Menlo Therapeutics, Inc., a Delaware corporation (“Menlo”), Foamix Pharmaceuticals Ltd., a company organized under the laws of the State of Israel (“Foamix”), and Giants Merger Subsidiary Ltd., a company organized under the laws of the State of Israel and a direct, wholly-owned subsidiary of Menlo (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub will merge with and into Foamix, with Foamix continuing as the surviving corporation and a wholly-owned subsidiary of Menlo (the “Merger”).

The Board of Directors of Menlo (the “Menlo Board”) and the Board of Directors of Foamix (the “Foamix Board”) each have unanimously approved the Merger Agreement and the transactions contemplated thereby.

Merger Consideration

At the effective time of the Merger (the “Effective Time”), each ordinary share, par value NIS 0.16 per share, of Foamix (“Foamix Shares”) issued and outstanding immediately prior to the Effective Time will be deemed transferred under Israeli law to Menlo in exchange for the right to receive (i) 0.5924 shares (the “Exchange Ratio”) of common stock of Menlo (“Menlo Common Stock”) and (ii) one contingent stock right (a “CSR”; and collectively, the “CSRs”) which will be subject to the terms and conditions of a contingent stock rights agreement (the “CSR Agreement”), as further described below (collectively, the “Merger Consideration”).

The Merger Consideration will be subject to adjustment prior to the Effective Time as described in paragraphs (A), (B) and (C) immediately below, in the event (i) on or prior to May 31, 2020, Foamix and Menlo have received in the form set forth in Exhibit 2.4(g)(ii) to the Merger Agreement the top-line primary endpoint results of one or both of the Phase III double-blinded, placebo-controlled trials for the treatment of pruritus associated with prurigo nodularis, referenced by Protocol Numbers MTI-105 (United States) and MTI-106 (Europe) (each, a “Phase III PN Trial”) (the “Efficacy Determination”) or (ii) if the Efficacy Determination is not delivered to Foamix and Menlo on or prior to May 31, 2020.

(A)
If the Efficacy Determination reports that Serlopitant Significance (as defined in the Merger Agreement) was achieved in both Phase III PN Trials on or before May 31, 2020, then there will be no adjustment to the Exchange Ratio;

(B)
If the Efficacy Determination reports that (1) Serlopitant Significance was achieved in only one Phase III PN Trial on or before May 31, 2020  and (2) Serlopitant Significance was not achieved or has not been determined in each case on or before May 31, 2020 in the other Phase III PN Trial, then the Exchange Ratio will instead be 1.2739 shares of Menlo Common Stock; and

(C)
If the Efficacy Determination reports that Serlopitant Significance was not achieved in both Phase III PN Trials or the Efficacy Determination has not been delivered on or before May 31, 2020, then in each case the Exchange Ratio will instead be 1.8006 shares of Menlo Common Stock.

No fractional shares of Menlo Common Stock will be issued in the Merger, and Foamix shareholders will receive cash in lieu of fractional shares, as specified in the Merger Agreement.
Also, at the Effective Time, each Foamix option and Foamix restricted stock unit award that is outstanding immediately prior to the Effective time will be assumed by Menlo. Each Foamix restricted stock unit award will be converted into a restricted stock unit award relating to Menlo Common Stock (an “Adjusted RSU Award”) and will have the same terms and conditions as applied to the Foamix restricted stock unit award  immediately prior to the Effective Time. The Adjusted RSU Award will settle in the number of shares of Menlo Common Stock equal to the product obtained by multiplying (i) the number of Foamix Shares subject to the Foamix restricted stock unit award immediately prior to the Effective Time by (ii) the Exchange Ratio. Additionally, at the Effective Time, each Foamix option will be converted into an option to purchase Menlo Common Stock (an “Adjusted Option”) with the same terms and conditions as applied to the Foamix Option; however, the Adjusted Option will cover a number of shares of Menlo Common Stock equal to the product of (i) the number of Foamix Shares subject to the Foamix option immediately prior to the Effective Time and (ii) the Exchange Ratio, and will have an exercise price per share equal to the quotient of (i) the exercise price per Foamix Share subject to such Foamix option immediately prior to the Effective Time divided by (ii) the Exchange Ratio. All Foamix warrants outstanding immediately prior to the Effective Time will be converted into warrants to purchase shares of Menlo Common Stock.

If the CSR converts into shares of Menlo Common Stock in accordance with the terms of the CSR Agreement described below, (i) holders of Adjusted RSU Awards will receive a number of additional restricted stock units based on the additional shares of Menlo Common Stock that each ordinary share receives upon conversion of a CSR and (ii) the Menlo Board shall make equitable adjustments to the exercise price per share and the number of shares of Menlo Common Stock subject to the Adjusted Option to reflect the value of the ordinary shares distributable in respect of the CSR.

Governance

The Merger Agreement provides that, as of the Effective Time, the Menlo Board will be comprised of seven members, consisting of five directors selected by the Foamix Board (the “Foamix Designees”) and two directors selected by the Menlo Board (the “Menlo Designees”). The Merger Agreement further provides that (i) two Menlo Designees and one Foamix Designee will be appointed, effective as of the Effective Time, to the Menlo Board as Class I directors with a term ending at the 2022 annual stockholder meeting of Menlo, (ii) two Foamix Designees will be appointed, effective as of the Effective Time, to the Menlo Board as Class II directors with a term ending at the 2020 annual stockholder meeting of Menlo and (iii) two Foamix Designees will be appointed, effective as of the Effective Time, to the Menlo Board as Class III directors with a term ending at the 2021 annual stockholder meeting of Menlo.

If any Menlo Designee becomes unable to serve as a member of the Menlo Board following the Effective Time and resigns therefrom prior to the 2022 annual stockholder meeting of Menlo, then the Menlo Board will fill such vacancy with an individual designated by the remaining Menlo Designee provided that such individual was a member of the Menlo Board prior to the Effective Time and is satisfactory to Menlo’s Nominating and Corporate Governance Committee.

Prior to the Effective Time, Foamix and Menlo have agreed to work together in good faith to determine, with respect to each Foamix Designee and each Menlo Designee, the committees on which each such Foamix Designee and Menlo Designee will serve and will select a Chairman of the Board and Committee Chairpersons from the Foamix Designees and Menlo Designees.

Immediately following the Effective Time, Menlo will take all action necessary to appoint the officers of Foamix to become the equivalent officers of  Menlo until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Conditions to the Merger

The consummation of the Merger is subject to customary closing conditions, including (i) the approval of the Merger Agreement by the affirmative vote of the holders of a majority of all outstanding Foamix Shares entitled to vote thereon, (ii) the approval of the issuance of Menlo Common Stock in the Merger and pursuant to the CSR Agreement by the affirmative vote of the holders of a majority of all outstanding Menlo Common Stock entitled to vote thereon, (iii) the absence of any adverse law or order promulgated, entered, enforced, enacted or issued by any governmental entity that prohibits, the consummation of the Merger or the transactions contemplated by the Merger Agreement, (iv) the shares of Menlo Common Stock to be issued in the Merger and in respect of the CSRs being approved for listing on the NASDAQ Global Select Market, (v) the expiration or termination of the waiting period under any applicable foreign antitrust, competition or similar law, (vi) the U.S. Securities and Exchange Commission (the “SEC”) having declared effective the Form S-4 Registration Statement of Menlo which will contain the joint proxy statement/prospectus of the parties in connection with the Merger, (vii) subject to certain materiality exceptions, the accuracy of certain representations and warranties of each of Menlo and Foamix contained in the Merger Agreement and the compliance by each party with the covenants contained in the Merger Agreement, (viii) the absence of a material adverse effect with respect to each of Menlo and Foamix, (ix) at least fifty days having elapsed after the filing of the merger proposal with the Israeli Registrar of Companies and expiration of the thirty-day waiting period following the approval of the Merger by Foamix shareholders as referenced in (ii) above and (x) a letter from the Israel Securities Authority (“ISA”) will have been received exempting Menlo from publishing a prospectus under Israeli law in respect of the Merger Consideration (or Menlo will have received a permit from the ISA for a registration statement with respect to the dual listing of the shares of Menlo Common stock at the Tel Aviv Stock Exchange and an exemption from the requirement to publish a prospectus under Israeli law in respect of the Merger Consideration) or Menlo will publish a prospectus under Israeli law in respect of the Merger Consideration. The parties expect the Merger to be completed by the end of the first quarter of 2020 or early in the second quarter of 2020.

Certain Other Terms of the Merger Agreement

The Merger Agreement includes certain representations, warranties and covenants, including, among other things, covenants by Menlo and Foamix to conduct their businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger and to refrain from taking certain actions specified in the Merger Agreement.

Neither Menlo nor Foamix is permitted to solicit, initiate or knowingly encourage or, or take any other action designed to, or which is reasonably expected to, facilitate, any competing transaction proposals from third parties or to engage in discussions or negotiations with third parties regarding any competing transaction proposals, unless its board determined in good faith that such counterparty is capable of making a takeover proposal that is reasonably expected to lead to a superior proposal,  and the failure to take action would be inconsistent with the board’s fiduciary duties as determined by applicable law. Each party’s board of directors may change its recommendation to its stockholders in response to a superior proposal or an intervening event if the board of directors determines in good faith that the failure to take such action would constitute a breach of the directors’ fiduciary duties under applicable law.

The Merger Agreement contains specified termination rights for Menlo and Foamix, including a mutual termination right in the event that the Merger is not consummated by June 30, 2020. Upon termination of the Merger Agreement under certain specified circumstances, Foamix or Menlo, as applicable, may be required to pay the other party a termination fee of $3,700,000 including following a change of recommendation with respect to the transactions contemplated by the Merger Agreement by Foamix or Menlo’s board of directors, as applicable or if Foamix or Menlo, as applicable, terminates the Merger Agreement to enter into a definitive agreement with a third party with respect to a superior proposal, as set forth in, and subject to the conditions of, the Merger Agreement. Under certain additional circumstances described in the Merger Agreement, Foamix or Menlo, as applicable, must also pay such termination fee if the Merger Agreement is terminated in certain specified circumstances after an alternative acquisition proposal to the Merger has been publicly announced, and, within twelve months following such termination, Foamix or Menlo enters into a definitive agreement with respect to a business combination transaction of the type described in the relevant provisions of the Merger Agreement, or such a transaction is consummated.

In addition, in connection with entering into the Merger Agreement, Foamix also entered into to a Waiver and Consent to Credit Agreement and Guaranty (the “Waiver Agreement”) among Foamix, Foamix Pharmaceuticals Inc., a Delaware corporation, the lenders party thereto, and Perceptive Credit Holdings II, LP, as administrative agent for the lenders, relating to the Credit Agreement and Guaranty, dated as of July 29, 2019 (the "Credit Agreement"). Pursuant to the Waiver Agreement, the lenders under the Credit Agreement have, among other things, (i) granted consent to Foamix's entry into the Merger Agreement and waived events of default under the Credit Agreement that would result therefrom and (ii) granted consent to the consummation of the transactions set forth under the Merger Agreement and waived certain events of default under the Credit Agreement as would result therefrom, subject to satisfaction of certain closing conditions as specified therein (including amendments to the Credit Agreement and other applicable loan documents so as to ensure that Menlo becomes a guarantor and an obligor under the Credit Agreement and grants a first priority security interest in substantially all of Menlo’s assets).

The foregoing summary of the Merger Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been attached as an exhibit to this report to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Menlo or Foamix or to modify or supplement any factual disclosures about Menlo or Foamix in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of Menlo and Foamix made solely for the purposes of the Merger Agreement and which may be subject to important qualifications and limitations agreed to by Menlo and Foamix in connection with the negotiated terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to certain disclosures between the parties and a contractual standard of materiality different from those generally applicable to Menlo’s or Foamix’s SEC filings. In addition, the representations and warranties were made for purposes of allocating risk among the parties to the Merger Agreement and should not be relied upon as establishing factual matters.

Voting Agreements

In connection with the Merger Agreement, Foamix entered into a Voting Agreement, dated as of November 10, 2019 (the “Menlo Voting Agreement”), with certain significant stockholders of Menlo and the Chief Executive Officer of Menlo (collectively, the “Menlo Voting Parties”), pursuant to which each Menlo Voting Party has agreed, among other things, to: (i) vote its beneficially owned shares of Menlo common stock as of the record date (a) in favor of the issuance of shares of Menlo common Stock and the other transactions contemplated by the Merger Agreement and (b) against any action or agreement that would reasonably be expected, to impede, interfere with, delay, or postpone the transactions contemplated by the Merger Agreement.  The Menlo Voting Agreement will automatically terminate upon the earliest to occur of (A) the consummation of the Merger, (B) the termination of the Merger Agreement pursuant to and in compliance with its terms prior to the Effective Time, (C) a change of recommendation of the board of directors or Menlo in accordance with the Merger Agreement, (D) the parties’ mutual written agreement to terminate the Menlo Voting Agreement or (E) any amendment to the Merger Agreement without the prior written consent of the Menlo Voting Party that (i) decreases the Merger consideration or changes the form of the Merger consideration or (ii) otherwise amends the Merger Agreement in a manner materially adverse to the Menlo Voting Party relative to the other stockholders of  Menlo (excluding any amendments affecting directors, officers or employees of Menlo in their capacities as such who are stockholders of Menlo).

The Menlo Voting Parties currently beneficially own an aggregate of approximately 30% of the outstanding shares of Menlo Common Stock.  The foregoing description of the Menlo Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of the Form of Menlo Voting Agreement, which is attached hereto as Exhibit 10.1, and is incorporated herein by reference.

In connection with the Merger Agreement, Menlo entered into a Voting Agreement, dated November 10, 2019 (the “Foamix Voting Agreement”), with a certain significant stockholder of Foamix and the Chief Executive Officer of Foamix (collectively, the “Foamix Voting Parties”), pursuant to which each Foamix Voting Party has agreed, among other things, to: (i) vote its beneficially owned Foamix Shares as of the record date (a) in favor of the adoption and approval of the Merger Agreement, the Merger, the other transaction documents to which Foamix is a party and the other transactions contemplated by the Merger Agreement and (b) against any action or agreement that would reasonably be expected, to impede, interfere with, delay, or postpone the transactions contemplated by the Merger Agreement.  The Foamix Voting Agreement will automatically terminate upon the earliest to occur of (A) the consummation of the Merger, (B) the termination of the Merger Agreement pursuant to and in compliance with its terms prior to the Effective Time, (C) a change of recommendation of the board of directors or Foamix in accordance with the Merger Agreement, (D) the parties’ mutual written agreement to terminate the Foamix Voting Agreement or (E) any amendment to the Merger Agreement without the prior written consent of the Foamix Voting Party that (i) decreases the Merger consideration or changes the form of the Merger consideration or (ii) otherwise amends the Merger Agreement in a manner materially adverse to the Foamix Voting Party relative to the other shareholders of  Foamix (excluding any amendments affecting directors, officers or employees of Foamix in their capacities as such who are shareholders of Foamix).

The Foamix Voting Parties currently beneficially own an aggregate of approximately 19% of the outstanding Foamix Shares.  The foregoing description of the Foamix Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of the Form of Foamix Voting Agreement, which is attached hereto as Exhibit 10.2, and is incorporated herein by reference.

CSR Agreement

In the event that the (i) the Efficacy Determination is not delivered to Menlo and Foamix on or before the Effective Time; and (ii) the Effective Time occurs prior to May 31, 2020, Menlo and a rights agent mutually acceptable to Foamix and Menlo will enter into a CSR Agreement governing the terms of the CSRs to be received by Foamix’s shareholders.  Pursuant to the CSR Agreement, each CSR will become convertible upon the occurrence of the following triggering events (and upon certain triggering events will entitle its holder to receive from Menlo a number of shares of Menlo Common Stock).

(A)
If the Efficacy Determination reports that Serlopitant Significance was achieved in both Phase III PN Trials on or before May 31, 2020, then each CSR will be entitled to no shares of Menlo Common Stock;

(B)
If the Efficacy Determination reports that (1) Serlopitant Significance was achieved in only one Phase III PN Trial on or before May 31, 2020  and (2) Serlopitant Significance was not achieved or has not been determined on or before May 31, 2020 in the other Phase III PN Trial, then each CSR will be converted into 0.6815 shares of Menlo Common Stock; and

(C)
If the Efficacy Determination reports that Serlopitant Significance was not achieved in both Phase III PN Trials or the Efficacy Determination has not been delivered on or before May 31, 2020, then each CSR will be converted into 1.2082 shares of Menlo common stock.

No fractional shares of Menlo Common Stock will be issued upon the conversion of the CSRs, and Foamix shareholders will receive cash in lieu of fractional shares, as specified in the CSR Merger Agreement.

If the CSRs become convertible post-closing, each person holding a Foamix RSU immediately prior to closing will get additional Menlo RSUs based on the additional shares that each ordinary Foamix share will get upon conversion of a CSR.  Similarly, if the CSRs become convertible post-closing, then the Menlo Board will make equitable adjustments to the exercise price per share of and the number of shares of Menlo Common Stock that are subject to Adjusted Options.  Each Foamix warrant that will be assumed by Menlo in connection with the Merger will become exercisable for one CSR for each Foamix Shares that the holder of such Foamix warrant would have been entitled to receive had such Foamix warrants been exercised prior to the Effective Time.

The CSRs are not transferable except under certain limited circumstances, will not be evidenced by a certificate or other instruments and will not be registered or listed for trading.  The CSRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Menlo, Foamix or any of their affiliates.

There can be no assurance that Serlopitant Significance will be achieved or not in each of the Phase III PN Trials.

The foregoing description of the CSR Agreement does not purport to be complete and is qualified in its entirety by the full text of the Form of CSR Agreement, which is attached hereto as Exhibit 10.3 and is  incorporated herein by reference.

Cautionary Statement Regarding Forward Looking Statements

This communication contains certain express or implied “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995.  Statements that are not historical facts, including statements about the pending merger between Foamix and Menlo and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements.  Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the merger agreement.  Forward-looking statements may be identified by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative or plural of these terms, and other comparable expressions and variations.  These forward-looking statements are not guarantees of future performance, and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors) known and unknown which could cause the actual results to vary materially and/or adversely from those indicated in, or anticipated or implied by such statements.  Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the shareholders of Foamix, or of the issuance of Menlo shares pursuant to the merger agreement by the stockholders of Menlo are not obtained; risks related to the ability of Menlo and Foamix to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring Foamix to pay Menlo a termination fee pursuant to the merger agreement); the risk that there may be a material adverse change of Foamix or Menlo; risks related to the disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Foamix’s ordinary shares or Menlo’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Foamix to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to the ability of Foamix and Menlo to successfully integrate the businesses, which may result in the combined company operating less effectively or efficiently than expected; the risk of unexpected costs, charges or expenses resulting from the proposed transaction; the risk and outcomes of any legal proceedings that may be instituted against Foamix or Menlo related to the merger agreement or the proposed transaction; risks relating to the combined company’s ability to achieve cost-cutting synergies within an expected time frame; risks arising from the uncertainty of completing or receiving unfavorable results of clinical trials of Foamix’s or Menlo’s product candidates, which may adversely impact the value of the combined company; the risk relating to the number of, or whether any additional shares of Menlo’s common stock may be issued to Foamix shareholders in connection with Menlo’s clinical trial results for the treatment of pruritus associated with prurigo nodularis; and other risks associated with product development, approval and commercialization.

A further list and description of risks and uncertainties can be found in Foamix’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019],  filed with the Securities and Exchange Commission (“SEC”) and will be found in the Form S-4 that will be filed with the SEC by Menlo in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements.  Forward-looking statements relate only to the date they were made, and Foamix undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Important Additional Information and Where to Find It

In connection with the proposed strategic combination involving Foamix and Menlo, Foamix and Menlo intend to file relevant materials with the SEC, including that Menlo will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be distributed to Foamix shareholders.  Foamix will mail the joint proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the special meeting relating to the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  FOAMIX’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the joint proxy statement/prospectus, as well as other filings containing information about Foamix, free of charge, from the SEC’s website (www.sec.gov). Investors and security holders may also obtain Foamix’s SEC filings in connection with the transaction, free of charge, from Foamix’s website (www.Foamix.com) under the link “Investors & Media” and then under the tab “Filings & Financials,” or by directing a request to Foamix, Attention: Ilan Hadar, Chief Financial Officer.  Copies of documents filed with the SEC by Menlo will be made available, free of charge, on Menlo’s website (www.Menlo.com).

Participants in Solicitation

Foamix, Menlo and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Foamix ordinary shares in respect of the proposed transaction. Information regarding Foamix’s directors and executive officers is available in its definitive proxy statement for Foamix’s 2019 annual meeting of shareholders filed with the SEC on March 11, 2019, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement. Information about the directors and executive officers of Menlo will be set forth in the Form S-4.  Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 8.01.  Other Events.

On November 11, 2019, Foamix posted on its website a presentation for investors and a press release with respect to the proposed merger with Menlo. A copy of each of the presentation for investors and press release is attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference. In addition, the Chief Executive Officer of Foamix delivered a letter to employees on November 11, 2019, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Item 9.01.  Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Descriptions
Exhibit 2.1*	Agreement and Plan of Merger, dated as of November 10, 2019, by and among Foamix Pharmaceuticals Ltd., Menlo Therapeutics Inc. and Giants Merger Subsidiary Ltd.
Exhibit 10.1	Form of Menlo Voting Agreement
Exhibit 10.2	Form of Foamix Voting Agreement
Exhibit 10.3	Form of CSR Agreement
Exhibit 99.1	Presentation for Investors of Foamix Pharmaceuticals Ltd., dated November 11, 2019
Exhibit 99.2	Press Release, dated November 11, 2019
Exhibit 99.3	Employee Letter dated November 11, 2019 from the Chief Executive Officer of Foamix

* Exhibits and schedules omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted exhibit or schedule will be furnished supplementally to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOAMIX PHARMACEUTICALS LTD.

Date: November 12, 2019	By: /s/ Mutya Harsch
Name: Mutya Harsch
Title: Chief Legal Officer